AMENDED FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:	Symbol(s):
C21 Investments Inc. (the “Issuer”).	CXXI

Date: February 1, 2019

Is this an updating or amending Notice: [X] Yes       [   ] No

If yes provide date(s) of prior Notices: October 18, 2018 and July 12, 2018.

Issued and Outstanding Securities of Issuer Prior to Issuance: 58,505,256 Common Shares .

Pricing

Date of news release announcing proposed issuance: October 18, 2018 or

Date of confidential request for price protection: N/A.

Closing Market Price on Day Preceding the news release: $1.20 or

Day preceding request for price protection: N/A.

Closing

Number of securities to be issued: 2,670,000 Common Shares and 1,700,000 Warrants exercisable for 1,700,000 Common Shares.

Issued and outstanding securities following issuance: 61,175,256 Common Shares and 1,700,000 unlisted Warrants exercisable for 1,700,000 Common Shares at an exercise price of $1.50 per Common Share until February 4, 2021.

Instructions:

1.	For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2.	Complete Table 1A – Summary for all purchasers, excluding those identified in Item 8.

3.	Complete Table 1B – Related Persons only for Related Persons

4.	If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

5.

An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 – Notice of Proposed Transaction

6.

Post the completed Form 9 to the CSE website in accordance with Policy 6 – Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Part 1. Private Placement

Table 1A – Summary
Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:
Total dollar value of distribution in all jurisdictions:

Table 1B – Related Persons

Full Name &Municipali ty of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	TotalSecurities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised: ________________________________.

2.

Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. _____________________________.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

3.

Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: _______________________________________
_________________________________________ ___________________________________________________________________________.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

(a)	Class_____________________________________________________________________________________ .

(b)	Number ___________________________________________________________________________________ .

(c)	Price per security____________________________________________________________________________ .

(d)	Voting rights_______________________________________________________________________________ .

6.	Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a)	Number __________________________________________________________________________________ .

(b)	Number of securities eligible to be purchased on exercise of warrants (or options)

________________________________________________________________________________________ .

(c)	Exercise price _____________________________________________________________________________ .

(d)	Expiry date _______________________________________________________________________________ .

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount .

(b)	Maturity date ____________________________________________________________________________ .

(c)	Interest rate _____________________________________________________________________________ .

(d)	Conversion terms ________________________________________________________________________ .

(e)	Default provisions _______________________________________________________________________ .

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

(a)

Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): _____.

(b)	Cash _____________________________________________________________________________________ .

(c)	Securities _________________________________________________________________________________ .

(d)	Other ____________________________________________________________________________________ .

(e)	Expiry date of any options, warrants etc. __________________________________________________________ .

(f)	Exercise price of any options, warrants etc. ________________________________________________________ .

9.

State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship __________________________________________

_______________________________________________________________________________________________ .

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

_______________________________________________________________________________________________ .

11.	State whether the private placement will result in a change of control.
_______________________________________________________________________________________________ .
_______________________________________________________________________________________________ .

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders.
_______________________________________________________________________________________________
_______________________________________________________________________________________________ .

13.

Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Part 2.	Acquisition

1.

Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: (i) All of the issued and outstanding membership interests (the “PF Shares”) in Phantom Venture Group, LLC, Phantom Brands, LLC and, indirectly, the subsidiaries of Phantom Venture Group, LLC (together, “Phantom Farms”), and (ii) all of the issued and outstanding membership interests (the” Landlord Shares”) in SDP Development, LLC (the “Landlord”), the owner and landlord of Phantom Farms in respect of the real property occupied and used by Phantom Farms in its business. Phantom Farms carries on the business of cannabis cultivation and processing, manufacturing branded products and the distribution and sale of cannabis products in Oregon under various tradenames and marks, under license from the Oregon Liquor control and Licensing Commission. Branded products of Phantom Farms are available in over 175 Oregon dispensary locations. Closing of the Issuer’s purchase of the PF Shares (the “First Closing”) shall occur on or about February 4, 2019 following satisfaction of regulatory and other customary closing conditions. Closing of the Issuer’s purchase of the Landlord’s Shares (the “Second Closing”) shall occur on or before October 16, 2020. On the First Closing, the Issuer will indirectly acquire all working capital, real property leases and leasehold improvements, processing equipment, trademarks and trade names, marketing materials, supplier contracts, customer information and all other assets owned or leased by Phantom Farms and used in its business. On the Second Closing, the Issuer will indirectly acquire fee simple ownership of the real property that is leased by Phantom Farms for use in its business.

2.

Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: On October 17, 2018, the Issuer entered into definitive agreements of purchase and sale with the members of Phantom Farms and SDP (together, the “Vendors”) in respect of the purchase of the PF Shares and the Landlord Shares (the “Definitive Agreements”). One of the Vendors, Skyler D. Pinnick, was appointed as a director of the Issuer is not at arm’s length to Phantom Farms, the Landlord and the Vendors.

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

(a)

Total aggregate consideration in Canadian dollars: US$8,010,000 payable in common shares of the Issuer (“C21 Shares”), plus US$8,010,000 payable in cash or C21 Shares at the election of the Vendors, plus Earn-Out Share consideration of up to US$13,500,000 and the issuance of 1,700,000 Warrants (each as described below).

(b)

Cash: No cash consideration is payable on the First Closing and US$8,010,000 (the “Second Closing Cash Amount”) in cash is payable on the Second Closing, unless the Vendors elect to receive all or any portion of such payment in C21 Shares instead of cash (as described below).

(c)

Securities (including options, warrants etc.) and dollar value: As consideration for the Shares and the Landlord Shares, the Issuer will issue to the Vendors (i) on the First Closing: (1) 2,670,000 C21 Shares at the deemed issue price of US$3.00 per share; (2) 1,700,000 common share purchase warrants of the Issuer (“Warrants”), and (3) up to an additional 4,500,000 C21 Shares (the “Earn-Out Shares”), at a deemed issue price of US$3.00 per share, over a period of seven years following the First Closing, contingent on the following: (a) 20% of the Earn-Out Shares, if the average closing price for C21 Shares on the CSE is $3.00 or more for any 150 day period commencing after the First Closing; (b) a further 20% of the Earn-Out Shares, if the average closing price for C21 Shares on the CSE is $5.00 or more for the same or any other 150 day period commencing after the First Closing; (c) all of the Earn-Out Shares, if the average closing price for C21 Shares on the CSE is $7.00 or more for the same or any other 150 day period commencing after the First Closing; (d) one-half of the Earn-Out Shares upon the acquisition of more than 50% of the issued and outstanding C21 Shares or the disposition by C21 of all or substantially all of its assets (in either case, a “Change of Control”) at a price per share of $3.00 or more; and (e) all of the Earn-Out Shares upon a Change of Control at a price per share of $5.00 or more; and (ii) on the Second Closing: (1) if the Vendors elect to receive the Second Closing Cash Amount in C21 Shares, 2,670,000 Shares of the Issuer, at a deemed issue price of US$3.00 per share.

(d)	Other: N/A.

(e)	Expiry date of options, warrants, etc. if any: The Warrants will expire on February 4, 2021.

(f)	Exercise price of options, warrants, etc. if any: The Warrants will be exercisable at a price of CAD$1.50 per share.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

(g)	Work commitments: N/A.

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc). Arm’s length negotiation.

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A.

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)
Skyler D. Pinnick	2,164,888 C21 Shares (if the Second Closing Amount is paid fully in C21 Shares); 632,500 of the Warrants; up to 1,800,000 of the Earn-Out Shares	C21 Shares and Earn-Out Shares – US$3.00 per share	Warrant exercise price – CAD$1.50per share	BCI: 72-503	None	Insider
Other Individuals	3,175,112 C21 Shares (if the Second Closing Amount is paid fully in C21 Shares); 1,067,500 of the Warrants; up to 2,700,000 of the Earn-Out Shares	C21 Shares and Earn-Out Shares – US$3.00 per share	Warrant exercise price – CAD$1.50per share	BCI: 72-503	None	Unrelated

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

7.

Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Issuer will conduct UCC filing searches for any registered financing statements respecting non-permitted encumbrances and obtain title insurance in respect of the real property of SDP Development, LLC.

8.

Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.): N/A.

(a)

Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, andif a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b)	Cash ________________________________________________________________________________________ .

(c)	Securities _____________________________________________________________________________________.

(d)	Other ________________________________________________________________________________________.

(e)	Expiry date of any options, warrants etc.______________________________________________________________

(f)	Exercise price of any options, warrants etc. ____________________________________________________________.

9.

State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A.

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Certificate Of Compliance

The undersigned hereby certifies that:

1.

The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	the Issuer has obtained the express written consent of each applicable individual to:

(a)	the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b)	the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time.

4.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated February 1, 2019.

Michael Kidd
Name of Director or Senior
Officer

“Michael Kidd”
Signature

Chief Financial Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, “CSE or the “Exchange”) collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

  To determine whether an individual is suitable to be associated with a Listed Issuer;

  To determine whether an issuer is suitable for listing;

  To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

  To conduct enforcement proceedings;

  To ensure compliance with Exchange Requirements and applicable securities legislation; and

  To fulfil the Exchange’s obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street – 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018